John D. Thomas, P. C.

11650 South State Street, Suite 240

Draper, Utah 84020

(801) 816-2536

Fax: (801) 816-2599

August 23, 2013

Via E-mail and EDGAR

Myra Moosariparambil

Tia L. Jenkins

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Helmer Directional Drilling Corp.

Form 10-K for the Year Ended December 31, 2012

Filed April 11, 2013

Form 10-Q for the Quarterly Period Ended March 31, 2013

Filed June 11, 2013

File No. 000-53675

Dear Ms. Moosariparambil and Jenkins,

We serve as counsel to Helmer Directional Drilling Corp., a Nevada corporation (the “Company”) with respect to its submission of a Form 10-K for the year ended December 31, 2012 and Form 10-Q for the Quarterly period ended March 31, 2013 filed with the U.S. Securities and Exchange Commission (hereafter, the “Commission”), filed on April 11, 2013 and June 11, 2013. We are in receipt of your email to the Company, dated August 5, 2013, and this letter is written in response thereto.

We hereby request an extension until September 3, 2013 to respond to your letter dated August 5, 2013. Our inability to file in a timely manner to your requests by August 19, 2013 was due to the Company's attorneys, accountants, and auditors being preoccupied with the Company's latest 10-Q filing. It is necessary for all of these professionals to provide input and assistance for a thorough review and amendment to the filings as requested. Therefore, the Company respectfully requests the aforementioned extension to respond properly to your comment letter dated August 5, 2013.

Thank you for your consideration.

John D. Thomas P.C.

/s/ John Thomas

__________________________

John Thomas, Legal Counsel